Lisa A. Stewart President Production and Nonregulated Business	Production

VIA UPS NEXT-DAY

March 23, 2005

Mr. Ron Winfrey
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0445

Re:	El Paso Corporation
2003 10-K SEC File No. 1-14365, filed 9/30/04
Dear Ron,

Per our discussion on March 22, 2005, please find enclosed a copy of El Paso’s Reserve Reporting Manual.

Our response to your question regarding footnote 1 to the first table on our February 22, 2005 press release is as follows:

The reconciliation of our proved reserves from December 31, 2003 to December 31, 2004, excluded from the beginning balance the proved reserves related to certain of our international natural gas and oil operations that we began treating as discontinued operations in our financial statements in the second quarter of 2004. The decision to treat these operations as discontinued operations was based on management’s decision to exit these countries as part of El Paso’s long-term strategy.

The proved reserves excluded from the December 31, 2003 beginning balance were as follows:

Bcfe
Canada	115.2
Indonesia	41.0
Hungary	4.4
Total	160.6

The proved reserves in Canada were sold in the first quarter of 2004, while the Indonesia proved reserves were sold in the third quarter of 2004. We are currently in negotiations to sell our proved reserves in Hungary.

El Paso Production
1001 Louisiana Street    Houston, Texas  77002
PO Box 2511    Houton, Texas  77252.2511
tel 713.420.3775    fax 713.420.7063

Ron Winfrey
March 23, 2005
Page two of two

Beginning with our June 30, 2004 quarterly report on Form 10-Q, we began separately reporting the results of these operations as discontinued operations in accordance with the provisions of FASB Statement No. 144. As a result, we adjusted the historical periods presented in our second and third quarter 2004 Form 10-Q to appropriately segregate our continuing and discontinued operations as is required by that standard. In our 2004 Form 10-K, we will also be required to segregate all periods between our continuing and discontinued operations, and we will exclude the discontinued operations from our Supplemental Natural Gas and Oil Operations disclosures.

Please let me know if you have additional questions.

Sincerely,

/s/ Lisa A. Stewart

Lisa A. Stewart

LAS/pk

EL PASO PRODUCTION
COMPANY

RESERVE
REPORTING
MANUAL

September 2004

Revised: 9/29/2004

CONTENTS

CONTENTS	1
EXECUTIVE SUMMARY	3
POLICY	4
ROLES AND RESPONSIBILITIES	5
RESERVE DEFINITIONS	6
RESERVE DETRMINATION METHODS	13
RESERVE REPORTING PROCEDURES	16
APPENDIX A - SEC REGULATION S-X RULE 4-10
APPENDIX B - SPE PROFESSIONAL QUALIFICATIONS OF RESERVE ESTIMATORS
APPENDIX C - SEC INTERPRETIVE GUIDANCE

EXECUTIVE SUMMARY

The following document has been prepared for the use of the El Paso Production Company (EPPC) staff, management and officers. It is intended to document the policies and procedures of the corporation in connection with the estimation of proved reserves for the purpose of financial reporting.

The objectives of the documentation are to ensure consistent and correct application of the Securities and Exchange Commission (SEC) regulations governing this aspect of financial reporting, and to clarify the roles and responsibilities of the parties involved in the reserve estimation and reporting process.

Please note that the Securities Act of 1933 subjects to potential civil liability every expert who, with his or her consent, has been named as having prepared or certified any part of the registration statement, or as having prepared or certified any report or valuation used in connection with the registration statement. These experts include accountants, attorneys, engineers or appraisers.

This document makes frequent reference to Securities and Exchange Commission Regulation S-X Rule 4-10 (see Appendix A). Users of this manual are encouraged to read the rule thoroughly, as it is the only relevant rule regarding reserves definitions in connection with United States financial reporting. Reserves definitions promulgated by other non-governmental organizations, such as the Society of Petroleum Engineers, American Petroleum Institute, World Petroleum Congress, etc. are very similar in most respects to the SEC definitions, but differ in subtle (yet important) ways. They are not recognized by the SEC for financial reporting purposes, so a discussion of them has been intentionally omitted.

POLICY

EPPC’s reserve reporting policy is to maintain its hydrocarbon reserve base to accurately reflect its value in accordance with industry and regulatory definitions and guidelines. The Company’s reserve estimates should be supported with respect to volume, categorization, production rate and value by well-documented engineering and geological data.

Reserves should reflect the best estimates possible based on all available relevant data. When judgment is required by the engineer preparing the estimate, the judgment should be supported by sound engineering principles and supplemented with the experience of the individual.

EPPC should strive to book reserves at the earliest date possible while conforming to the disclosure and financial reporting requirements of the Securities and Exchange Commission (SEC). Therefore,

(1)	Reserves will be categorized and calculated consistently and accurately in accordance with the definitions and requirements of the Securities and Exchange Commission Regulation SX, Rule 4-10.

(2)	Reserve calculations and categorizations will be properly documented, retained in an organized manner and available for review.

(3)	Reserves and reserve changes will be maintained and presented in a manner suitable for management review, performance measurement and external reporting.

ROLES AND RESPONSIBILITIES

Manager - Reserve Engineering Evaluation (REE)

Manager of REE is responsible for reviewing and approving the proven reserves and is also responsible for insuring compliance with SEC guidelines prior to submittal to senior management of EPPC.

The Manager of REE is also responsible for the following items, with respect to reserve reporting:

Standardization

1)	Standardize use of Aries (reserve forecasting and economic software licensed by Landmark Graphics) for all reserve reporting.
2)	Ensure consistency in Aries database structure.
3)	Obtain standard pricing assumptions.

Training

1)	Provide documentation and training regarding SEC Proved Reserves Definitions to all engineers, management and officers involved in the estimation review and approval of proved reserves.
2)	Maintain training records.

Reporting

1)	Proved reserve and discounted future net cash flow estimates to the Financial Reporting department for inclusion in SEC disclosures.
2)	Proved reserve and discounted future net cash flow estimates to certain banks as part of loan covenants or other structured financial arrangements.
3)	Proved reserve estimates for Energy Information Agency disclosure.
4)	Quarterly and Annual Consolidated Reserve Reports for internal management.
5)	Monthly reporting of new well reserves for the EPPC Capital Management System.
6)	Ad hoc reports as needed.

Review and Monitoring
1)	Quarterly review of reserve estimates prepared by REE engineering staff.
2)	Review documentation and work processes associated with the proved reserve estimation process. This includes engineering files, notes, and databases.

Auditing

1)	Coordinate annual third-party reserve review process.
2)	Select major properties to be reviewed by third-party reserve company to ensure representative coverage of company reserve base.

Reservoir Engineering Evaluations Staff

The REE engineering staff is responsible and accountable for the engineering accuracy of the Company’s proved reserves estimates. They must ensure that all reserves are estimated consistently with the SEC rules and sound engineering practice, that documentation to support the reserves estimates is sufficient and complete, and is organized and stored in a secured site within the REE department. Each engineer will monitor and make necessary revisions for the wells and fields within their area of responsibility. All fields will be reviewed at least annually.

The REE engineers are responsible for creating and entering into the Aries SEC reserves database an economic case which describes the expected production characteristics of each proved wellbore completion (producing, behind pipe and undeveloped). This includes expected future production and ultimate recovery, capital and abandonment costs and timing; operating costs and taxes (including applicable tax credits and abatements); ownership interests and reversions; and price deducts from NYMEX markers.

The REE engineers should have a level of training and experience that meets the Professional Qualifications of Reserve Estimators and Reserve Auditors as stipulated by the Society of Petroleum Engineers of AIME in its Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information (see Appendix B).

Division Reservoir Engineering Staff

The reservoir engineering staff of each division of EPPC is responsible for providing all technical (engineering and geologic) data required by the REE staff to properly evaluate reserves for that division. They are expected to inform the REE staff of new wells or completions, significant performance deviations in existing completions, and any other changes in operating conditions, in a timely manner.

Director - Financial Accounting

The Financial Reporting department is responsible for preparing and submitting all SEC disclosures relating to Oil and Gas Operations including -

1)	Capitalized Costs
2)	Net quantities of proved reserves
3)	Results of Operations
4)	Standardized Measure of discounted Future Net Cash Flows (SFAS 69 disclosure)
5)	Ceiling Test
6)	Asset Retirement Obligations (SFAS 143 disclosure)

RESERVES DEFINITIONS

Proved Reserves

Proved reserves are quantities of hydrocarbons which are anticipated to be commercially recovered from known accumulations in the future. Proved reserves have six characteristics. They are 1) estimated quantities, 2) of oil, gas, and natural gas liquids, that are 3) recoverable, 4) in future years, 5) from known reservoirs, 6) under existing economic and operating conditions. Each of these is discussed below.

Items 3-5 are to be demonstrated by engineering and geological data with “reasonable certainty.” The SEC does not define the term “reasonable certainty”. However, interpretive guidance released by the SEC in the late 1990’s (see Appendix C) can be used as a guide when booking reserves.

“Estimated quantities”

Estimation of reserves is done under conditions of uncertainty. The method of estimation is called “deterministic” if a single best estimate of reserves is made based on known geological, engineering, and economic data. The method of estimation is called “probabilistic” when the known geological, engineering and economic data are used to generate a range of estimates and their associated probabilities. Although probabilistic methods are used for many analyses, the SEC currently does not recognize probabilistic methods as acceptable estimations of proved reserves. Therefore, proved reserve estimates for financial reporting and disclosure purposes should be done using the deterministic method, incorporate known parameters, and comply with the requirement of “reasonable certainty” of recovery.

“Oil, gas and natural gas liquids”

Crude oil is defined as a mixture of hydrocarbons that exists in the liquid phase in natural underground reservoirs and remains liquid at atmospheric pressure and 60 degrees Fahrenheit after passing through surface separation facilities. Crude oil is reported in barrels of 42 US gallons at atmospheric pressure and 60 degrees Fahrenheit. Volumes reported as crude oil include:

A)	Liquids technically defined as crude oil, and
B)
Small amounts of hydrocarbons that existed in the gaseous phase in natural underground reservoirs but which are liquid at atmospheric pressure and 60 degrees Fahrenheit after being recovered from natural gas wells or from oil well (casinghead) gas in lease separators. These reserves are technically “condensate”; however, they are generally commingled with the crude stream and it is not practical to measure and report their volumes separately.

Natural gas is a mixture of hydrocarbons and impurities that exists either in the gaseous phase or in solution with crude oil in natural underground reservoirs. Natural gas may be classified as follows:

A)	associated gas - commonly known as gas-cap gas, it overlies and is in contact with crude oil in the reservoir.
B)	dissolved gas - dissolved in crude oil in the reservoir.
C)	non-associated gas - in reservoirs that do not contain significant quantities of crude oil.

Natural gas volumes are reported in thousands of cubic feet (MCF) at the pressure and temperature bases adopted by the respective applicable regulatory agency. All agencies use a temperature base of 60 degrees Fahrenheit and a pressure base that varies from 14.65 psig to 15.025 psig. The appropriate pressure base for a given state or area should be verified with the appropriate regulatory agency.

Natural gas processed in an NGL extraction facility in which the company has an in-kind right to the liquid product is reported on a dry gas (residue) basis. All other gas is reported on a wet (separator) gas basis.

Gas reserves include volumes that are expected to be sold or used in facilities as part of the production activity. Natural gas reserves will be reduced to reflect shrinkage due to processing.

Natural gas liquids are hydrocarbons that are not removable from the gas stream by mechanical separation and are generally not liquids at room temperature, such as ethane and propane. In cases where these liquids are to be extracted, they should be reported net of volumes retained by the plant as a processing fee. If the plant is owned fully or in part by the company, then the portion of plant liquids recovered from the company’s share of the gas that is attributable to its ownership in the plant should also be included as reserves.

“Recoverable”

In general, reserves are considered recoverable if actual production or conclusive formation tests support the commercial producibility of the reservoir. In certain cases, reserves may be deemed “recoverable” on the basis of well logs and/or core analysis that indicate the subject reservoir is hydrocarbon-bearing and is analogous to reservoirs in the same area that are producing or have demonstrated the ability to produce on formation tests.

“Future”

Reserves that have already been produced are not part of proved reserves. This includes oil in storage or transit; however, gas that has been reinjected for pressure maintenance may be considered proved if it meets the other parts of the definition.

“Known reservoir”

The area of the reservoir considered proved includes (1) the area delineated by drilling and defined by fluid contacts, if any, and (2) the undrilled portions of the reservoir that can reasonably be judged as commercially productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known occurrence of hydrocarbons controls the proved limit unless and until otherwise indicated by definitive geological, engineering or performance data.

“Existing economic and operating conditions”

“Economic conditions” refers to commodity prices and the costs of capital and labor. Reserves classified as proved must generate revenues greater than their costs assuming current prices and costs, unescalated for inflation. Prices may be adjusted for hedging or other contractual arrangements, provided that the arrangement is related to a specific property.

Prices should be adjusted for each property to account for quality (BTU or gravity adjustments) and location (basis differential to Henry Hub or Cushing)

“Operating conditions” includes availability of equipment to produce and market the hydrocarbons. Reserves may be classified as proved if facilities to process and transport those reserves to market are operational at the time of the estimate, or if there is a reasonable expectation that such facilities will be installed.

Reserves which are to be produced through the application of established improved recovery methods are included in the proved classification when

(1)	successful testing by a pilot project has been shown or there is favorable response of an installed program in the same reservoir, and
(2)	it is reasonably certain that the project will proceed.

Unproved Reserves

Quantities of hydrocarbons that may be recovered, but do not meet the definition of proved reserves, are considered “unproved”. Unproved reserves may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty of recoverability. Probable and possible reserves are typically associated with the potential for field or reservoir extensions beyond the current proved limits, the potential for enhanced recovery, and exploratory prospect evaluations. Unproved reserves are not represented in the financial results and disclosures, but are important to quantify because (1) they represent potential value to the corporation, and (2) they are important for internal estimates of future cash flow.

Examples of probable reserves are -

1)	reserves anticipated to be proved by normal step-out drilling where sub-surface control is inadequate to classify these reserves as proved.
2)	reserves in formations that appear to be productive based on well log characteristics but lack core data or definitive tests and which are not analogous to producing or proved reservoirs in the area.
3)	incremental reserves attributable to infill drilling that could have been classified as proved if closer statutory spacing had been approved at the time of the estimate.
4)	reserves attributable to improved recovery methods that have been established by repeated commercially successful applications when
a)	a project or pilot is planned but not in operation and
b)	rock, fluid, and reservoir characteristics appear favorable for commercial application.
5)
reserves in an area of the formation that appears to be separated from the proved area by faulting and the geologic interpretation indicates the subject area is structurally higher than the proved area.

6)
reserves attributable to a future workover, treatment, re-treatment, change of equipment, or other mechanical procedures, where such procedure has not been proved successful in wells which exhibit similar behavior in analogous reservoirs.

7)	incremental reserves in proved reservoirs where an alternative interpretation of performance or volumetric data indicates more reserves than can be classified as proved.

Examples of possible reserves are -

(1)	reserves which, based on geological interpretations, could possibly exist beyond areas classified as probable.
(2)	reserves in formations that appear to be hydrocarbon bearing based on log and core analysis but may not be productive at commercial rates.
(3)	incremental reserves attributed to infill drilling that are subject to technical uncertainty.
(4)	reserves attributed to improved recovery methods when
a)	a project or pilot is planned but not in operation and
b)	rock, fluid, and reservoir characteristics are such that a reasonable doubt exists that the project will be commercial.
(5)	reserves in an area of the formation that appears to be separated from the proved area by faulting and geological interpretation indicates the subject area is structurally lower than the proved area.

Probable and possible reserves are often calculated using the probabilistic method since many of the parameters affecting reserve determinations associated with these categories are uncertain. Reserves classified as “probable” should be considered to have a greater than 50% chance of recovery.

RESERVE STATUS CATEGORIES

Developed

Developed reserves are expected to be recovered from existing wells including reserves behind pipe. Improved recovery reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor. Developed reserves may be subcategorized as producing or non-producing.

Producing

Reserves subcategorized as producing are expected to be recovered from completion intervals, which are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation and is demonstrating the expected response.

Non-producing

Reserves subcategorized as non-producing include shut-in and behind-pipe reserves. Shut in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons.

Behind-pipe reserves are expected to be recovered from zones in existing wells, which require additional completion work, or will require a future recompletion (costing a relatively minor amount), prior to the start of production.

Undeveloped

Undeveloped reserves are expected to be recovered (1) from new wells on undrilled acreage, (2) from deepening existing wells to a different reservoir, or (3) where a relatively large expenditure is required to (a) recomplete an existing well or (b) install production or transportation facilities for primary or improved recovery projects. As a guideline, a relatively large expenditure would be one that exceeds 50 percent of the original drilling and completion cost of the well.

Reserves in undeveloped locations may be classified as proved undeveloped provided all of the following conditions are met -

(1)	the locations are direct offsets to wells that have indicated commercial production in the objective formation.
(2)	it is reasonably certain such locations are within the known proved productive limits of the productive formation.
(3)
the locations conform to existing well spacing regulations, where applicable, or regulatory approval has been obtained for a given increased density location, or there is documented history that conveys a reasonable certainty that such regulatory approval will be obtained.

(4)	it is reasonably certain the locations will be developed.

According to the SEC, undeveloped locations other than direct offsets may be considered proved if the other requirements of proved reserves are met and it is possible to demonstrate with certainty that continuity of producibility exists within the reservoir between the proposed locations and existing wells.

RESERVE DETERMINATION METHODS

The Company is committed to managing the uncertainties in predicting oil and gas reserves by periodic engineering studies and review of previously booked reserves. When qualified engineering personnel are given the appropriate data and sufficient time, reasonable reserve estimates can be developed. All available relevant information should be used in preparing reserve estimates. Acceptable methods of estimating reserve volumes are discussed below.

Production Performance

Extrapolation of performance (production rate, water cut, etc.) is an excellent method of reserve estimation if sufficient production history exists to establish a trend. Since the majority of our properties do have an adequate production history, this method is the one most likely to be used for the determination of the bulk of EPPC’s reserve projections, particularly onshore. Reliability increases with the length of the historical information.

Careful consideration must be given to variances in past performance due to market curtailments, workovers, offset drilling, etc. Recognition of factors which could dramatically affect the performance of a given well should be used to temper the projections based solely on production performance. Examples of this type of factor include the potential for watering out or “coning” water (particularly in high volume offshore wells), liquid loading, or for a competitive well to be completed to compete for the remaining reserves in the reservoir. In addition, projected ultimate recoveries derived from extrapolations of historical production performance should be compared to the reservoir volumetrics and analogy with offset producers (if available).

The use of production performance/decline curve analysis should be deferred until a recognizable trend has been established. Premature use of this method will result in reserve estimates much less reliable than those obtainable using volumetrics and/or analogy.

Material Balance

Material balance equations and projections assume conservation of mass. Since the material balance equation assumes a closed system, the accuracy of the method depends upon the drive mechanism, and the availability of accurate reservoir, fluid property data, production and pressure history data.

Due to its dependence upon accurate average reservoir pressure information, this method will generally generate more accurate results in high permeability reservoirs because of faster pressure equalization. Limited data or lack of recognition of one or more contributors to the reservoir material balance (such as pressure support due to water encroachment) can yield suspect or unreliable results. Material balance calculations must be used in conjunction with outflow models to predict future production rates from individual wells or reservoirs.

The most commonly used material balance projection is the P/Z vs. Cumulative Gas Production plot used for dry gas and low condensate ratio gas wells. This method assumes a fixed reservoir volume with no water influx. Data requirements are limited to gas gravity, pressure data, and production history. Unless the reservoir is abnormally pressured, only a few bottom hole pressure measurements are usually needed to establish a trend which can be extrapolated to estimate reserves at a given abandonment pressure.

This method should be applied on a total reservoir basis. It is useful for single well analysis, but is subject to significant error in individual wells if conditions associated with the drainage area of that well change (due to interference from an offset producer, for instance) after the estimate is made. Material balance calculations will yield an unrealistically high reserve estimate if pressure support from an unrecognized aquifer exists. For reservoirs that are abnormally pressured, the material balance calculation should include the effect of overburden stress.

Volumetrics

The volumetric method is the most commonly used approach to estimating reserves in the early stages of an oil or gas field. Volumetric reserve estimates require three basic steps:

(1)	estimate the bulk volume of the reservoir for which a reserve estimate is required;
(2)	estimate the gas and/or oil in place in that portion of the reservoir based on rock and fluid properties; and
(3)
determine the portion of the hydrocarbon-in-place which is recoverable. Reserve estimates derived in this manner are very sensitive to uncertainties in net pay, drainage area, effective porosity, saturations and recovery factor.

While net pay, porosity and saturations can be determined with some certainty from open hole logs and core information, drainage area and recovery factor must often be assumed. Volumetrically based estimates can be refined as additional wells are drilled and geologic control improves. However, due to inherent uncertainties, volumetrically derived estimates should be replaced with production performance based estimates when performance data becomes available.

When using the volumetric method to assign reserves to an individual well, particularly in the case of an isolated well, an acreage assignment should be considered, rather than assigning all calculated recoverable hydrocarbon within a reservoir or spacing unit to the well to avoid an unrealistically high initial reserve estimate. In many cases, the productive portion of the reservoir or spacing unit proves to be smaller than that which was indicated by the initial well. Frequently, reservoir characteristics or drive mechanisms require that additional wells be drilled to drain a given reservoir or spacing unit due to drainage areas being smaller than anticipated (due to low permeability or faulting) or the watering out of wells low on the reservoir structure. Volumetrically determined reserve assignments for individual wells should be checked against expected recoveries from wells in analogous fields.

Reservoir Simulation

Reservoir simulation models can yield accurate predictions of future performance because of their ability to handle large volumes of data from individual wells. They can process that data to generate a prediction of the performance of the entire reservoir. Often, however, significant production history is required for a model to obtain a suitable history match to predict future production and reserves.

Substantial amounts of engineering and computing time are usually required to set up and run these models. This effort is usually warranted only for larger projects. Care should be taken not to overextend the results of reservoir simulation. Model derived results are often perceived to be reliable due to their computer base and sophistication. The engineer should keep in mind that the model is a tool used to solve simultaneous material balance equations. The results are only as reliable as the input data.

Analogy to Similar Fields or Reservoirs

Use of another producing well or reservoir as an analog of the well or reservoir under study can be done on a direct or a unit basis. The former would be accomplished by determining the average per well recovery from the analogous reservoir (e. g., 2.2 BCF per well) and applying a similar or adjusted recovery to the wells in the reservoir under study. Calculation of reserves on a unit basis requires that recovery from the analogous reservoir be calculated in terms of barrels of oil or Mcf of gas per acre-foot of reservoir and that this recovery factor be applied to the reservoir under study.

When using analogy, the engineer should consider available information concerning similarity of well spacing, rock and fluid properties, depth, pressure, temperature, reservoir size, pay thickness and drive mechanism. Adjustment to the projected recovery in the reservoir under study should be made to reflect significant differences between the reservoir under study and the analogous reservoir.

Analogy may be the only method available to the engineer in cases where there are no definitive data on well performance or reservoir characteristics. This method is also useful as a check for reasonableness even when other methods have been used to determine a reserve estimate.

In most instances, two or more of the above methods will be available and should be used to influence reserve assignment, with most stringent serving to limit the reserve assignment. Reserve estimates achieve a greater level of confidence when the results can be verified by two or more methods. It should be recognized that reserve estimates do change with time, as more information becomes available. All available information must be considered when constructing a reserve estimate for a well, reservoir or field.

Additional information regarding reserve estimation techniques can be found in the Society of Petroleum Evaluation Engineers (SPEE) paper entitled “Guidelines for Application of the Definitions for Oil and Gas Reserves”.

RESERVE REPORTING PROCEDURES

QUARTERLY RESERVE REVIEWS

Reserve extensions and discoveries (“adds”), transfers and revisions will be reviewed by the Manager of REE and presented to the Reserve Reporting Committee as soon as practical for the first, second and third quarters and the annual year end reporting period. The Management of the Company will comply with current processes and procedures deemed appropriate for review and approval as set forth by the Reserve Reporting Committee and the El Paso Audit Committee.

Reserves associated with all adds, revisions and transfers, along with reserves associated with selected major properties, will be presented to the Reserve Reporting Committee. During these reviews, the REE staff will provide selected documentation that may include the following;

A)	A production map of the area surrounding the well indicating offsetting production (cumulative production, current rate and EUR) from the formation assigned reserves.
B)	An isopach and structure (if a fluid contact is of concern) map of the formation in the area surrounding the well.
C)	Marked copies of the electric logs over the zone of interest.
D)	Calculations supporting the reserve assignment.
E)	Updated daily and monthly production plots.

ANNUAL SEC RESERVE REPORT

The Annual Reserve Report will be prepared and reviewed with Reserve Reporting Committee in a timely manner. The reserve projections for this report will be presented in two sections (Summary Report and Detail), as follows:

The Summary Report will contain -

1)	Cashflow summaries by reserve category for the corporation, each Division and each field,
2)	Oneline summaries for each well, sorted by Division and reserve category.
3)	Charts representing the reserves of the corporation, by Division, reserve category, and product,
4)	A summary of the reserve definitions and assumptions used in the evaluations.

The Oneline summaries will include net reserves by product, future capital, abandonment costs net of salvage value where applicable, future operating expense, BFIT cash flow, and present value discounted at 10% annually.

The Detailed Report will contain individual cashflow projections for each completion, sorted by Division, area, field, and reserve category.

Documentation of Reserves Estimates

Documentation supporting the reserve estimates at the well, reservoir, or field level will be maintained by the REE group for record keeping. This may include all or parts of the following:

A)	A graph of historical production (rate versus time) containing the production forecast for wells with projections based on decline curve analysis.
B)
Marked copy of the electric log sections over the completed interval and a map illustrating the production performance of all offset wells producing from the same formation used in the reserve estimation process for wells with reserves based on analogy with offset production.

C)
Reservoir isopach and structure map (if an oil/water, gas/water or gas/oil contact is of concern) noting production and estimated ultimate recovery from wells producing from the subject reservoir to support the commercial producibility of the formation.

D)	A volumetric calculation of reserves.
E)	Material balance analysis.
F)	Lease operating statements supporting the operating expenses used in the evaluation.
F.) Capital cost estimates for drilling, completion, and facilities.
G.) Other support, as appropriate.

Documentation shall consist of both electronic and hard-copy formats and will be retained for a minimum of ten years.

Appendix A

Regulation S-X Rule 4-10 (Excluding Successful Efforts Method)

Financial Accounting and Reporting for Oil and Gas Producing Activities Pursuant to the Federal Securities Laws and the Energy Policy and Conservation Act of 1975

This section prescribes financial accounting and reporting standards for registrants with the Commission engaged in oil and gas producing activities in filings under the federal securities laws and for the preparation of accounts by persons engaged, in whole or in part, in the production of crude oil or natural gas in the United States, pursuant to Section 503 of the Energy Policy and Conservation Act of 1975 142 U.S.C. 6383 ("EPCA") and section 11(c) of the Energy Supply and Environmental Coordination Act of 1974 (15 U.S.C. 796 ("ESECA"), as amended by section 505 of EPCA. The application of this section to those oil and gas producing operations of companies regulated for rate-making purposes on an individual-company-cost-of-service basis may, however, give appropriate recognition to differences arising because of the effect of the rate-making process.
Exemption. Any person exempted by the Department of Energy from any record-keeping or reporting requirements pursuant to Section 11(c) of ESECA, as amended, is similarly exempted from the related provisions of this section in the preparation of accounts pursuant to EPCA. This exemption does not affect the applicability of this section to filings pursuant to the federal securities laws.

Definitions

(a) Definitions. The following definitions apply to the terms listed below as they are used in this section:

(1) Oil and gas producing activities.

(i) Such activities include:

(A) The search for crude oil, including condensate and natural gas liquids, or natural gas ("oil and gas") in their natural states and original locations.

(B) The acquisition of property rights or properties for the purpose of further exploration and/or for the purpose of removing the oil or gas from existing reservoirs on those properties.

(C) The construction, drilling and production activities necessary to retrieve oil and gas from its natural reservoirs, and the acquisition, construction, installation, and maintenance of field gathering and storage systems-including lifting the oil and gas to the surface and gathering, treating, field processing (as in the case of processing gas to extract liquid hydrocarbons) and field storage. For purposes of this section, the oil and gas production function shall normally be regarded as terminating at the outlet valve on the lease or field storage tank; if unusual physical or operational circumstances exist, it may be appropriate to regard the production functions as terminating at the first point at which oil, gas, or gas liquids are delivered to a main pipeline, a common carrier, a refinery, or a marine terminal.

(ii) Oil and gas producing activities do not include:

(A)The transporting, refining and marketing of oil and gas.

(B) Activities relating to the production of natural resources other than oil and gas.

(C)The production of geothermal steam or the extraction of hydrocarbons as a by-product of the production of geothermal steam or associated geothermal resources as defined in the Geothermal Steam Act of 1970.

(D)The extraction of hydrocarbons from shale, tar sands, or coal.

(2) Proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes

(A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

(B) the immediately adjoining portions not yet drilled, hut which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following:

(A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves";

(B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

(C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

(D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

(3) Proved developed oil and gas reserves. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

(4) Proved undeveloped reserves. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

(5) Proved properties. Properties with proved reserves.

(6) Unproved properties. Properties with no proved reserves.

(7) Proved area. The part of a property to which proved reserves have been specifically attributed.

(8) Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field which are separated vertically by intervening impervious strata, or laterally by local geologic barriers, or by both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms "structural feature" and "stratigraphic condition" are intended to identify localized geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of- interest, etc.

(9) Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

(10) Exploratory well. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir. Generally, an exploratory well is any well that is not a development well, a service well, or a stratigraphic test well as those items are defined below.

(11) Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

(12) Service well. A well drilled or completed for the purpose of supporting production in an existing field. Specific purposes of service wells include gas injection, water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for in-situ combustion.

(13) Stratigraphic test well. A drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition Such wells customarily are drilled without the intention of being completed for hydrocarbon production. This classification also includes tests identified as core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic test wells are classified as

(i) "exploratory-type," if not drilled in a proved area, or

(ii) "development-type," if drilled in a proved area.

(14) Acquisition of properties. Costs incurred to purchase, lease or otherwise acquire a property, including costs of lease bonuses and options to purchase or lease properties, the portion of costs applicable to minerals when land including mineral rights is purchased in fee, brokers' fees, recording fees, legal costs, and other costs incurred in acquiring properties.

(15) Exploration costs. Costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells and exploratory-type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property (sometimes referred to in part as prospecting costs) and after acquiring the property. Principal types of exploration costs, which include depreciation and applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(i) Costs of topographical, geographical and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews, and others conducting those studies. Collectively, these are sometimes referred to as geological and geophysical or "G&G" costs.

(ii) Costs of carrying and retaining undeveloped properties, such as delay rentals, ad valorem taxes on properties, legal costs for title defense, and the maintenance of land and lease records.

(iii) Dry hole contributions and bottom hole contributions.

(iv) Costs of drilling and equipping exploratory wells.

(v) Costs of drilling exploratory-type stratigraphic test wells.

(16) Development costs. Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas. More specifically, development costs, including depreciation and applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(i) Gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines, and power lines, to the extent necessary in developing the proved reserves.

(ii) Drill and equip development wells, development type stratigraphic test wells, and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment, and the wellhead assembly.

(iii) Acquire, construct, and install production facilities such as lease flow lines, separators, treaters, heaters, manifolds, measuring devices, and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems.

(iv) Provide improved recovery systems.

(17) Production costs.

(i) Costs incurred to operate and maintain wells and related equipment and facilities, including depreciation and applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities. They become part of the cost of oil and gas produced. Examples of production costs (sometimes called lifting costs) are:

(A) Costs of labor to operate the wells and related equipment and facilities.

(B) Repairs and maintenance.

(C) Materials, supplies, and fuel consumed and supplies utilized in operating the wells and related equipment and facilities.

(D) Property taxes and insurance applicable to proved properties and wells and related equipment and facilities.

(E) Severance taxes.

(ii) Some support equipment or facilities may serve two or more oil and gas producing activities and may also serve transportation, refining, and marketing activities. To the extent that the support equipment and facilities are used in oil and gas producing activities, their depreciation and applicable operating costs become exploration, development or production costs, as appropriate. Depreciation, depletion, and amortization of capitalized acquisition, exploration, and development costs are not production costs but also become part of the cost of oil and gas produced along with production (lifting) costs identified above.

Full Cost Method

(i) Application of the full cost method of accounting. A reporting entity that follows the full cost method shall apply that method to all of its operations and to the operations of its subsidiaries, as follows:

(1) Determination of cost centers. Cost centers shall be established on a country-by-country basis.

(2) Costs to be capitalized. All costs associated with property acquisition, exploration, and development activities (as defined in paragraph (a) of this section shall be capitalized within the appropriate cost center. Any internal costs that are capitalized shall be limited to those costs that can be directly identified with acquisition, exploration, and development activities undertaken by the reporting entity for its own account, and shall not include any costs related to production, general corporate overhead, or similar activities.

(3)Amortization of capitalized costs. Capitalized costs within a cost center shall be amortized on the unit-of-production basis using proved oil and gas reserves, as follows:

(i) Costs to be amortized shall include

(A) all capitalized costs, less accumulated amortization, other than the cost of properties described in paragraph (ii) below;

(B) the estimated future expenditures (based on current costs) to be incurred in developing proved reserves; and

(C) estimated dismantlement and abandonment costs, net of estimated salvage values.

(ii) The cost of investments in unproved properties and major development projects may be excluded from capitalized costs to be amortized, subject to the following:

(A) All costs directly associated with the acquisition and evaluation of unproved properties may be excluded from the amortization computation until it is determined whether or not proved reserves can be assigned to the properties, subject to the following conditions:

(1) Until such a determination is made, the properties shall be assessed at least annually to ascertain whether impairment has occurred. Unevaluated properties whose costs are individually significant shall be assessed individually. Where it is not practicable to individually assess the amount of impairment of properties for which costs are not individually significant, such properties may be grouped for purposes of assessing impairment. Impairment may be estimated by applying factors based on historical experience and other data such as primary lease terms of the properties, average holding periods of unproved properties, and geographic and geologic data to groupings of individually insignificant properties and projects. The amount of impairment assessed under either of these methods shall be added to the costs to be amortized.

(2) The costs of drilling exploratory dry holes shall be included in the amortization base immediately upon determination that the well is dry.

(3) If geological and geophysical costs cannot be directly associated with specific unevaluated properties, they shall be included in he amortization base as incurred. Upon complete evaluation of a property, the total remaining excluded cost (net of any impairment) shall be included in the full cost amortization base.

(B) Certain costs may be excluded from amortization when incurred in connection with major development projects expected to entail significant costs to ascertain the quantities of proved reserves attributable to the properties under development (e.g., the installation of an offshore drilling platform from which development wells are to be drilled, the installation of improved recovery programs, and similar major projects undertaken in the expectation of significant additions to proved reserves). The amounts which may be excluded arc applicable portions of

(1) the costs that relate to the major development project and have not previously been included in the amortization base, and

(2) the estimated future expenditures associated with the development project. The excluded portion of any common costs associated with the development project should be based, as is most appropriate in the circumstances, on a comparison of either

(i) existing proved reserves to total proved reserves expected to be established upon completion of the project, or

(ii) the number of wells to which proved reserves have been assigned and total number of wells expected to be drilled.

Such costs may be excluded from costs to be amortized until the earlier determination of whether additional reserves are proved or impairment occurs.

(C) Excluded costs and the proved reserves related to such costs shall be transferred into the amortization base on an ongoing (well-by-well or property-by-property) basis as the project is evaluated and proved reserves established or impairment determined. Once proved reserves are established, there is no further justification for continued exclusion from the full cost amortization base even if other factors prevent immediate production or marketing.

(iii) Amortization shall be computed on the basis of physical units, with oil and gas converted to a common unit of measure on the basis of their approximate relative energy content, unless economic circumstances (related to the effects of regulated prices) indicate that use of units of revenue is a more appropriate basis of computing amortization. In the latter case, amortization shall be computed on the basis of current gross revenues (excluding royalty payments and net profits disbursements) from production in relation to future gross revenues, based on current prices (including consideration of changes in existing prices provided only by contractual arrangements), from estimated production of proved oil and gas reserves. The effect of a significant price increase during the year on estimated future gross revenues shall be reflected in the amortization provision only for the period after the price increase occurs.

(iv) In some cases it may be more appropriate to depreciate natural gas cycling and processing plants by a method other than the unit-of-production method.

(v)Amortization computations shall be made on a consolidated basis, including investees accounted for on a proportionate consolidation basis investees accounted for on the equity method shall be treated separately.

(4) Limitation on capitalized costs

(i) For each cost center, capitalized costs, less accumulated amortization and related deferred income taxes, shall not exceed an amount (the cost center ceiling) equal to the sum of:

(A) The present value of estimated future net revenues computed by applying current prices of oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves computed using a discount factor of ten percent and assuming continuation of existing economic conditions; plus

(B) the cost of properties not being amortized pursuant to paragraph (i)(3)(ii) of this section; plus

(C) the lower of cost or estimated fair value of unproven properties included in the costs being amortized; less

(D) income tax effects related to differences between the book and tax basis of the properties referred to in paragraphs (i)(4)(i)(B) and (C) of this section.

(ii) If unamortized costs capitalized within a cost center, less related deferred income taxes, exceed the cost center ceiling, the excess shall be charged to expense and separately disclosed during the period in which the excess occurs. Amounts thus required to be written off shall not be reinstated for any subsequent increase in the cost center ceiling.

(5) Production costs. All costs relating to production activities, including workover costs incurred solely to maintain or increase levels of production from an existing completion interval, shall be charged to expense as incurred.

(6) Other transactions. The provisions of paragraph (h) of this section, Mineral property conveyances and related transactions if the successful efforts method of accounting is followed, shall apply also to those reporting entities following the full cost method except as follows:

(i) Sales and abandonments of oil and gas properties. Sales of oil and gas properties, whether or not being amortized currently, shall be accounted for as adjustments of capitalized costs, with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center. For instance, a significant alteration would not ordinarily be expected to occur for sales involving less than 25 percent of the reserve quantities of a given cost center. If gain or loss is recognized on such a sale, total capitalization costs within the cost center shall lie allocated between the reserves sold and reserves retained on the same basis used to compute amortization, unless there are substantial economic differences between the properties sold and those retained, in which case capitalized costs shall be allocated on the basis of the relative fair values of the properties. Abandonments of oil and gas properties shall be accounted for as adjustments of capitalized costs; that is, the cost of abandoned properties shall be charged to the full cost center and amortized (subject to the limitation on capitalized costs in paragraph (b) of this section).

(ii) Purchases of reserves. Purchases of oil and gas reserves in place ordinarily shall be accounted for as additional capitalized costs within the applicable cost center; however, significant purchases of production payments or properties with lives substantially shorter than the composite productive life of the cost center shall be accounted for separately.

(iii) Partnerships, joint ventures arid drilling arrangements.

(A) Except as provided in subparagraph (i)(6)(i) of this section, all consideration received from sales or transfers of properties in connection with partnerships, joint venture operations, or various other forms of drilling arrangements involving oil and gas exploration and development activities (e.g., carried interest, turnkey wells, management fees, etc.) shall be credited to the full cost account, except to the extent of amounts that represent reimbursement of organization, offering, general and administrative expenses, etc., that are identifiable with the transaction, if such amounts are currently incurred and charged to expense.

(B)Where a registrant organizes and manages a limited partnership involved only in the purchase of proved developed properties and subsequent distribution of income from such properties, management fee income may be recognized provided the properties involved do not require aggregate development expenditures in connection with production of existing proved reserves in excess of 10% of the partnership's recorded cost of such properties. Any income not recognized as a result of this limitation would be credited to the full cost account and recognized through a lower amortization provision as reserves are produced.

(iv) Other services. No income shall be recognized in connection with contractual services performed (e.g. drilling, well service, or equipment supply services, etc.) in connection with properties in which the registrant or an affiliate (as defined in Rule 1-02(b)) holds an ownership or other economic interest, except as follows:

(A) Where the registrant acquires an interest in the properties in connection with the service contract, income may be recognized to the extent the cash consideration received exceeds the related contract costs plus the registrant's share of costs incurred and estimated to be incurred in connection with the properties. Ownership interests acquired within one year of the date of such a contract are considered to be acquired in connection with the service for purposes of applying this rule. The amount of any guarantees or similar arrangements undertaken as part of this contract should be considered as part of the costs related to the properties for purposes of applying this rule.

(B) where the registrant acquired an interest in the properties at least one year before the date of the service contract through transactions unrelated to the service contract, and that interest is unaffected by the service contract, income from such contract may be recognized subject to the general provisions for elimination of intercompany profit under generally accepted accounting principles.

(C) Notwithstanding the provisions of (A) and (B) above, no income may be recognized for contractual services performed on behalf of investors in oil and gas producing activities managed by the registrant or an affiliate. Furthermore, no income may be recognized for contractual services to the extent that the consideration received for such services represents an interest in the underlying property.

(D) Any income not recognized as a result of these rules would be credited to the full cost account and recognized through a lower amortization provision as reserves are produced.

(7) Disclosures. Reporting entities that follow the full cost method of accounting shall disclose all of the information required by paragraph (k) of this section, with each cost center considered as a separate geographic area, except that reasonable groupings may be made of cost centers that are not significant in the aggregate. In addition:

(i) For each cost center for each year that an income statement is required, disclose the total amount of amortization expense (per equivalent physical unit of production if amortization is computed on the basis of physical units or per dollar of gross revenue from production if amortization is computed on the basis of gross revenue).

(ii) State separately on the face of the balance sheet the aggregate of the capitalized costs of unproved properties and major development projects that are excluded, in accordance with paragraph (i)(3) of this section, from the capitalized costs being amortized. Provide a description in the notes to the financial statements of the current status of the significant properties or projects involved, including the anticipated timing of the inclusion of the costs in the amortization computation. Present a table that shows, by category of cost,

(A) the total costs excluded as of the most recent fiscal year; and

(B) the amounts of such excluded costs, incurred

(1) in each of the three most recent fiscal years and

(2) in the aggregate for any earlier fiscal years in which the costs were incurred. Categories of cost to be disclosed include acquisition costs, exploration costs, development costs in the case of significant development projects and capitalized interest.

(j) Income taxes. Comprehensive interperiod income tax allocation by a method which complies with generally accepted accounting principles shall be followed for intangible drilling and development costs and other costs incurred that enter into the determination of taxable income and pretax accounting income in different periods.

Appendix B
Excerpt from SPE Auditing Standards for Reserves
(Extracted from http://www.spe.org/spe/jsp/basic/0,2396,1104_12173_0,00.html)

Article III - Professional Qualifications of Reserve Estimators and Reserve Auditors

3.1 The Importance of Professionally Qualified Reserve Estimators and Reserve Auditors

Reserve Information is prepared and audited, respectively, by Reserve Estimators and Reserve Auditors, who are often assisted by other professionals and by paraprofessionals and clerical personnel. Reserve Estimators and Reserve Auditors may be (i) employees of an Entity itself or (ii) stockholders, proprietors, partners or employees of an independent firm of petroleum consultants with which an arrangement has been made for the estimating or auditing of Reserve Information. Irrespective of the nature of their employment, however, Reserve Estimators and Reserve Auditors must (i) examine the database necessary to estimate or audit Reserve Information; (ii) perform such tests, and consider such matters, as may be necessary to evaluate the sufficiency of the database; and (iii) make such calculations and estimations, and apply such tests and standards, as may be necessary to estimate or audit reserves and other Reserve Information. For the reasons discussed in Section 1.3, the proper determination of these matters is highly dependent upon the numerous judgments Reserve Estimators and Reserve Auditors are required to make based upon their educational background, professional training and professional experience. Consequently, in order to assure that Reserve Information will be as reliable as possible given the limitations inherent in the estimating and auditing process, it is essential that those in responsible charge for estimating and auditing Reserve Information have adequate professional qualifications such as those set forth in this Article III.

3.2 Professional Qualifications of Reserve Estimators

A Reserve Estimator shall be considered professionally qualified in such capacity if he or she has sufficient educational background, professional training and professional experience to enable him or her to exercise prudent professional judgment and to be in responsible charge in connection with the estimating of reserves and other Reserve Information. The determination of whether a Reserve Estimator is professionally qualified should be made on an individual-by-individual basis. A Reserve Estimator would normally be considered to be qualified if he or she (i) has a minimum of three years' practical experience in petroleum engineering or petroleum production geology, with at least one year of such experience being in the estimation and evaluation of Reserve Information; and (ii) either (A) has obtained, from a college or university of recognized stature, a bachelor's or advanced degree in petroleum engineering, geology or other discipline of engineering or physical science or (B) has received, and is maintaining in good standing, a registered or certified professional engineer's license or a registered or certified professional geologist's license, or the equivalent thereof, from an appropriate governmental authority or professional organization.

3.3 Professional Qualifications of Reserve Auditors

A Reserve Auditor shall be considered professionally qualified in such capacity if he or she has sufficient educational background, professional training and professional experience to enable him or her to exercise prudent professional judgment while acting in responsible charge for the conduct of an audit of Reserve Information estimated by others. The determination of whether a Reserve Auditor is professionally qualified should be made on an individual-by-individual basis. A Reserve Auditor would normally be considered to be qualified if he or she (i) has a minimum of ten years' practical experience in petroleum engineering or petroleum production geology, with at least five years of such experience being in the estimation and evaluation of Reserve Information; and (ii) either (A) has obtained, from a college or university of recognized stature, a bachelor's or advanced degree in petroleum engineering, geology or other discipline of engineering or physical science or (B) has received, and is maintaining in good standing, a registered or certified professional engineer's license or a registered or certified professional geologist's license, or the equivalent thereof, from an appropriate governmental authority or professional organization.

APPENDIX C

SEC INTERPRETIVE GUIDANCE

(Extracted from http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P279_57537)

Definition of Proved Reserves

Over the last several years, the estimation and classification of petroleum reserves has been impacted by the development of new technologies such as 3-D seismic interpretation and reservoir simulation. Computer processor improvements have allowed the increased use of probabilistic methods in proved reserve assessments. These have led to issues of consistency and, therefore, some confusion in the reporting of proved oil and gas reserves by public issuers in their filings with the Commission. This section discusses some issues the Division of Corporation Finance's engineering staff has identified in its review of such filings.

The definitions for proved oil and gas reserves for the SEC are found in Rule 4-10(a) of Regulation S-X of the Securities Exchange Act of 1934. The SEC definitions are below in bold italics. Under each section we have tried to explain the SEC staff's position regarding some of the more common issues that arise from each portion of the definitions. As most engineers who deal with the classification of reserves have come to realize, it is difficult, if not impossible, to write reserve definitions that easily covers all possible situations. Each case has to be studied as to its own unique issues. This is true with the Society of Petroleum Engineers' and others' reserve definitions as well as the SEC's definitions.

1. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided by contractual arrangements, but not on escalations based upon future conditions.

The determination of reasonable certainty is generated by supporting geological and engineering data. There must be data available, which indicate that assumptions such as decline rates, recovery factors, reservoir limits, recovery mechanisms and volumetric estimates, gas-oil ratios or liquid yield are valid. If the area in question is new to exploration and there is little supporting data for decline rates, recovery factors, reservoir drive mechanisms etc., a conservative approach is appropriate until there is enough supporting data to justify the use of more liberal parameters for the estimation of proved reserves. The concept of reasonable certainty implies that, as more technical data becomes available, a positive, or upward, revision is much more likely than a negative, or downward, revision.

Existing economic and operating conditions are the product prices, operating costs, production methods, recovery techniques, transportation and marketing arrangements, ownership and/or entitlement terms and regulatory requirements that are extant on the effective date of the estimate. An anticipated change in conditions must have reasonable certainty of occurrence; the corresponding investment and operating expense to make that change must be included in the economic feasibility at the appropriate time. These conditions include estimated net abandonment costs to be incurred and duration of current licenses and permits.

If oil and gas prices are so low that production is actually shut-in because of uneconomic conditions, the reserves attributed to the shut-in properties can no longer be classified as proved and must be subtracted from the proved reserve data base as a negative revision. Those volumes may be included as positive revisions to a subsequent year's proved reserves only upon their return to economic status.

2. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limits of the reservoir.

Proved reserves may be attributed to a prospective zone if a conclusive formation test has been performed or if there is production from the zone at economic rates. It is clear to the SEC staff that wireline recovery of small volumes (e.g. 100 cc) or production of a few hundred barrels per day in remote locations is not necessarily conclusive. Analyses of open-hole well logs which imply that an interval is productive are not sufficient for attribution of proved reserves. If there is an indication of economic producibility by either formation test or production, the reserves in the legal and technically justified drainage area around the well projected down to a known fluid contact or the lowest known hydrocarbons, or LKH may be considered to be proved.

In order to attribute proved reserves to legal locations adjacent to such a well (i.e. offsets), there must be conclusive, unambiguous technical data which supports reasonable certainty of production of such volumes and sufficient legal acreage to economically justify the development without going below the shallower of the fluid contact or the LKH. In the absence of a fluid contact, no offsetting reservoir volume below the LKH from a well penetration shall be classified as proved.

Upon obtaining performance history sufficient to reasonably conclude that more reserves will be recovered than those estimated volumetrically down to LKH, positive reserve revisions should be made.

3. Reserves which can be produced economically through applications of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

If an improved recovery technique which has not been verified by routine commercial use in the area is to be applied, the hydrocarbon volumes estimated to be recoverable cannot be classified as proved reserves unless the technique has been demonstrated to be technically and economically successful by a pilot project or installed program in that specific rock volume. Such demonstration should validate the feasibility study leading to the project.

4. Estimates of proved reserves do not include the following:

•	oil that may become available from known reservoirs but is classified separately as "indicated additional reserves";
•	crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;
•	crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects;
•	crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other sources.

Geologic and reservoir characteristic uncertainties such as those relating to permeability, reservoir continuity, sealing nature of faults, structure and other unknown characteristics may prevent reserves from being classified as proved. Economic uncertainties such as the lack of a market (e.g. stranded hydrocarbons), uneconomic prices and marginal reserves that do not show a positive cash flow can also prevent reserves from being classified as proved. Hydrocarbons "manufactured" through extensive treatment of gilsonite, coal and oil shales are mining activities reportable under Industry Guide 7. They cannot be called proved oil and gas reserves. However, coal bed methane gas can be classified as proved reserves if the recovery of such is shown to be economically feasible.

In developing frontier areas, the existence of wells with a formation test or limited production may not be enough to classify those estimated hydrocarbon volumes as proved reserves. Issuers must demonstrate that there is reasonable certainty that a market exists for the hydrocarbons and that an economic method of extracting, treating and transporting them to market exists or is feasible and is likely to exist in the near future. A commitment by the company to develop the necessary production, treatment and transportation infrastructure is essential to the attribution of proved undeveloped reserves. Significant lack of progress on the development of such reserves may be evidence of a lack of such commitment. Affirmation of this commitment may take the form of signed sales contracts for the products; request for proposals to build facilities; signed acceptance of bid proposals; memos of understanding between the appropriate organizations and governments; firm plans and timetables established; approved authorization for expenditures to build facilities; approved loan documents to finance the required infrastructure; initiation of construction of facilities; approved environmental permits etc. Reasonable certainty of procurement of project financing by the company is a requirement for the attribution of proved reserves. An inordinately long delay in the schedule of development may introduce doubt sufficient to preclude the attribution of proved reserves.

The history of issuance and continued recognition of permits, concessions and commerciality agreements by regulatory bodies and governments should be considered when determining whether hydrocarbon accumulations can be classified as proved reserves. Automatic renewal of such agreements cannot be expected if the regulatory body has the authority to end the agreement unless there is a long and clear track record which supports the conclusion that such approvals and renewal are a matter of course.

5. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Currently producing wells and wells awaiting minor sales connection expenditure, recompletion, additional perforations or bore hole stimulation treatment would be examples of properties with proved developed reserves since the majority of the expenditures to develop the reserves has already been spent.

Proved developed reserves from improved recovery techniques can be assigned after either the operation of an installed pilot program shows a positive production response to the technique or the project is fully installed and operational and has shown the production response anticipated by earlier feasibility studies. In the case with a pilot, proved developed reserves can be assigned only to that volume attributable to the pilot's influence. In the case of the fully installed project, response must be seen from the full project before all the proved developed reserves estimated can be assigned. If a project is not following original forecasts, proved developed reserves can only be assigned to the extent actually supported by the current performance. An important point here is that attribution of incremental proved developed reserves from the application of improved recovery techniques requires the installation of facilities and a production increase.

6. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates of proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir. (Emphasis added)

The SEC staff points out that this definition contains no mitigating modifier for the word certainty. Also, continuity of production requires more than the technical indication of favorable structure alone (e.g. seismic data) to meet the test for proved undeveloped reserves. Generally, proved undeveloped reserves can be claimed only for legal and technically justified drainage areas offsetting an existing productive well (but structurally no lower than LKH). If there are at least two wells in the same reservoir which are separated by more than one legal location and which show communication (reservoir continuity), proved undeveloped reserves could be claimed between the two wells, even though the location in question might be more than an offset well location away from any of the wells. In this illustration, seismic data could be used to help support this claim by showing reservoir continuity between the wells, but the required data would be the conclusive evidence of communication from production or pressure tests. The SEC staff emphasizes that proved reserves cannot be claimed more than one offset location away from a productive well if there are no other wells in the reservoir, even though seismic data may exist. The use of high-quality, well calibrated seismic data can improve reservoir description for performing volumetrics (e.g. fluid contacts). However, seismic data is not an indicator of continuity of production and, therefore, can not be the sole indicator of additional proved reserves beyond the legal and technically justified drainage areas of wells that were drilled. Continuity of production would have to be demonstrated by something other than seismic data.

In a new reservoir with only a few wells, reservoir simulation or application of generalized hydrocarbon recovery correlations would not be considered a reliable method to show increased proved undeveloped reserves. With only a few wells as data points from which to build a geologic model and little performance history to validate the results with an acceptable history match, the results of a simulation or material balance model would be speculative in nature. The results of such a simulation or material balance model would not be considered to be reasonably certain to occur in the field to the extent that additional proved undeveloped reserves could be recognized. The application of recovery correlations which are not specific to the field under consideration is not reliable enough to be the sole source for proved reserve calculations.

Reserves cannot be classified as proved undeveloped reserves based on improved recovery techniques until such time that they have been proved effective in that reservoir or an analogous reservoir in the same geologic formation in the immediate area. An analogous reservoir is one having at least the same values or better for porosity, permeability, permeability distribution, thickness, continuity and hydrocarbon saturations.

1.	Topic 12 of Accounting Series Release No. 257 of the Staff Accounting Bulletins states:

In certain instances, proved reserves may be assigned to reservoirs on the basis of a combination of electrical and other type logs and core analyses which indicate the reservoirs are analogous to similar reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test.

If the combination of data from open-hole logs and core analyses is overwhelmingly in support of economic producibility and the indicated reservoir properties are analogous to similar reservoirs in the same field that have produced or demonstrated the ability to produce on a conclusive formation test, the reserves may be classified as proved. This would probably be a rare event especially in an exploratory situation. The essence of the SEC definition is that in most cases there must at least be a conclusive formation test in a new reservoir before any reserves can be considered to be proved.

8. Statement of Financial Accounting Standards 69, paragraph 30.a. requires the following disclosure:

Future cash inflows. These shall be computed by applying year-end prices of oil and gas relating to the enterprise's proved reserves to the year-end quantities of those reserves.

This requires the use of physical pricing determined by the market on the last day of the (fiscal) year. For instance, a west Texas oil producer should determine the posted price of crude (hub spot price for gas) on the last day of the year, apply historical adjustments (transportation, gravity, BS&W, purchaser bonuses, etc.) and use this oil or gas price on an individual property basis for proved reserve estimation and future cash flow calculation (this price is also used in the application of the full cost ceiling test). A monthly average is not the price on the last day of the year, even though that may be the price received for production on the last day of the year. Paragraph 30b) states that future production costs are to be based on year-end figures with the assumption of the continuation of existing economic conditions.

9. Probabilistic methods of reserve estimating have become more useful due to improved computing and more important because of its acceptance by professional organizations such as the SPE. The SEC staff feels that it would be premature to issue any confidence criteria at this time. The SPE has specified a 90% confidence level for the determination of proved reserves by probabilistic methods. Yet, many instances of past and current practice in deterministic methodology utilize a median or best estimate for proved reserves. Since the likelihood of a subsequent increase or positive revision to proved reserve estimates should be much greater than the likelihood of a decrease, we see an inconsistency that should be resolved. If probabilistic methods are used, the limiting criteria in the SEC definitions, such as LKH, are still in effect and shall be honored. Probabilistic aggregation of proved reserves can result in larger reserve estimates (due to the decrease in uncertainty of recovery) than simple addition would yield. We require a straight forward reconciliation of this for financial reporting purposes.

10. We have seen in press releases and web sites disclosure language by oil and gas companies which would not be allowed in a document filed with the SEC. We will request that any such disclosures be accompanied by the following cautionary language:

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms {in this press release/on this web site}, such as [identify the terms], that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form XX, File No. X-XXXX, available from us at [registrant address at which investors can request the filing]. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

Examples of such disclosures would be statements regarding "probable," "possible," or "recoverable" reserves among others.

11. The SEC staff reminds professionals engaged in the practice of reserve estimating and evaluation that the Securities Act of 1933 subjects to potential civil liability every expert who, with his or her consent, has been named as having prepared or certified any part of the registration statement, or as having prepared or certified any report or valuation used in connection with the registration statement. These experts include accountants, attorneys, engineers or appraisers.